UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A INFORMATION
PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
EXCHANGE ACT OF 1934
(Amendment No. 1)

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Preliminary Proxy Statement

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Definitive Proxy Statement

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Definitive Additional Materials

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Soliciting Material Pursuant to §240.14a-11(c) or §240.14a-2

IEC ELECTRONICS CORP.
(Name of Registrant as Specified In Its Charter)
VINTAGE OPPORTUNITY PARTNERS LP
VINTAGE CAPITAL MANAGEMENT, LLC
KAHN CAPITAL MANAGEMENT, LLC
BRIAN R. KAHN
KEITH M. BUTLER
CHARLES P. HADEED
LYNN J. HARTRICK
ANDREW M. LAURENCE
JEREMY R. NOWAK
JEFFREY T. SCHLARBAUM
ERIC SINGER
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)
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PRELIMINARY PROXY STATEMENT — SUBJECT TO COMPLETION
IEC ELECTRONICS CORP.
2015 ANNUAL MEETING OF STOCKHOLDERS
WEDNESDAY, JANUARY 28, 2015

PROXY STATEMENT
OF
VINTAGE OPPORTUNITY PARTNERS LP

PLEASE SIGN, DATE AND RETURN THE ENCLOSED GOLD PROXY CARD TODAY.
This proxy statement (this “Proxy Statement”) and the enclosed GOLD proxy card are being furnished by Vintage Opportunity Partners LP (“VOP”), an affiliate of Vintage Capital Management, LLC (“VCM,” and, together with VOP, “Vintage”), in connection with the solicitation of proxies from the holders of shares of common stock, par value $.01 per share (the “Common Stock”), of IEC Electronics Corp., a Delaware corporation (the “Company”), for the 2015 Annual Meeting of Stockholders of the Company scheduled to be held at 9:00 a.m., local time, on Wednesday, January 28, 2015, at the Company’s offices located at 105 Norton Street, Newark, NY 14513 and at any adjournments, postponements or other delays thereof and at any special meeting that may be called in lieu thereof  (the “Annual Meeting”).
At the Annual Meeting, the Company’s stockholders will consider and act upon the following matters:
1.
To elect seven directors to serve until the Company’s 2016 Annual Meeting of Stockholders (the “2016 Annual Meeting”) and until their respective successors are duly elected and qualified.

2.
To ratify the selection of Crowe Horwath LLP as the independent registered public accounting firm of the Company for the fiscal year ending September 30, 2015.

3.
To approve, on a non-binding advisory basis, the compensation paid to the Company’s named executive officers.

4.
To transact such other business as may properly come before the meeting or any adjournment thereof.

As of the date of this proxy statement, VOP is the record owner of 1,000 shares of Common Stock and the beneficial owner of an additional 709,960 shares of Common Stock, together representing approximately 7% of the Common Stock outstanding. Vintage intends to vote such shares of Common Stock: (i) “FOR” the election of its director nominees, Keith M. Butler, Charles P. Hadeed, Lynn J. Hartrick, Andrew M. Laurence, Jeremy R. Nowak, Jeffrey T. Schlarbaum and Eric Singer (each, a “Nominee”); (ii) “FOR” the ratification of Crowe Horwath LLP as the independent registered public accounting firm of the Company; and (iii) “AGAINST” the approval, on a non-binding advisory basis, of the compensation paid to the Company’s named executive officers. In addition, Vintage’s proxy holders will vote on such other matters as may properly come before the Annual Meeting.
The Company has disclosed that it has set the close of business on December 1, 2014 (the “Record Date”), as the record date for determining stockholders entitled to vote at the Annual Meeting.
VOP, VCM, Kahn Capital Management, LLC (“KCM”), Brian R. Kahn and the Nominees are “participants” in this proxy solicitation. Additional information concerning the Nominees is set forth under the caption “Proposal 1 — Election of Directors,” and additional information concerning the participants is set forth in Annex A.
VINTAGE IS CONDUCTING THIS PROXY SOLICITATION AND IS NOT ACTING ON BEHALF OF THE COMPANY OR ITS BOARD OF DIRECTORS.
WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, YOUR PROMPT ACTION IS IMPORTANT. MAKE YOUR VIEWS CLEAR TO THE BOARD OF DIRECTORS BY AUTHORIZING A PROXY TO VOTE FOR EACH PROPOSAL BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED GOLD PROXY CARD.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES OF COMMON STOCK YOU OWN.
Do not return any WHITE proxy card that you may receive from the Company, even as a protest vote. If you have already submitted a WHITE proxy card, it is not too late to change your vote. To revoke your prior proxy and change your vote, simply sign, date and return the enclosed GOLD proxy card in the postage-paid envelope provided. Only your latest signed and dated proxy will be counted.
This Proxy Statement is dated [•], 2014 and is first being mailed to stockholders, along with the enclosed GOLD proxy card, on or about [•], 2014.
PLEASE VOTE BY TELEPHONE, OVER THE INTERNET
OR BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE
POSTAGE-PAID ENVELOPE PROVIDED.
IMPORTANT INFORMATION REGARDING THIS PROXY SOLICITATION
Your prompt action is important. Vintage urges you to vote the enclosed GOLD proxy card TODAY. Your vote is important, no matter how many or how few shares of Common Stock you own. Please send in your GOLD proxy card today.
For additional information or assistance, please contact Innisfree M&A Incorporated, the firm assisting Vintage in its solicitation of proxies:
Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, NY 10022
Stockholders call toll-free: (888) 750-5834 Banks and brokers call collect: (212) 750-5833
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QUESTIONS AND ANSWERS ABOUT THIS PROXY SOLICITATION
The following are some of the questions that you, as a stockholder of the Company, may have about this proxy solicitation and the answers to those questions. The following is not a substitute for the information contained in the remainder of this Proxy Statement, and the information contained below is qualified by the more detailed descriptions and explanations contained elsewhere in this Proxy Statement. Vintage urges you to read this entire Proxy Statement (including the annex) carefully before deciding on whether to grant a proxy.
Q:
Who is making this solicitation?

A:
Proxies are being solicited by Vintage. Vintage is the Company’s largest stockholder, with beneficial ownership of an aggregate of 710,960 shares of Common Stock, representing approximately 7% of the Common Stock outstanding on the Record Date. Vintage is a private and public equity investor. Additional information about Vintage is set forth under the caption “About Vintage.”

Q:
What is being voted on at the Annual Meeting?

A:
At the Annual Meeting, the Company’s stockholders will consider and act upon the following matters:

1.
to elect seven directors to serve until the Company’s 2016 Annual Meeting of Stockholders (the “2016 Annual Meeting”) and until their respective successors are duly elected and qualified;

2.
to ratify the selection of Crowe Horwath LLP as the independent registered public accounting firm of the Company for the fiscal year ending September 30, 2015; and

3.
to approve, on a non-binding advisory basis, the compensation paid to the Company’s named executive officers.

Q:
How does Vintage recommend that I vote?

A:
At the Annual Meeting, Vintage:

1.
recommends that you vote “FOR” the election of the Nominees, Keith M. Butler, Charles P. Hadeed, Lynn J. Hartrick, Andrew M. Laurence, Jeremy R. Nowak, Jeffrey T. Schlarbaum and Eric Singer;

2.
makes no recommendation on how to vote on the ratification of the selection of Crowe Horwath LLP as the independent registered public accounting firm of the Company for the fiscal year ending September 30, 2015; and

3.
makes no recommendation on how to vote on the approval, on a non-binding advisory basis, of the compensation paid to the Company’s named executive officers.

Q:
How does Vintage intend to vote its shares?

A:
At the Annual Meeting, Vintage intends to vote:

1.
“FOR” the election of the Nominees, Keith M. Butler, Charles P. Hadeed, Lynn J. Hartrick, Andrew M. Laurence, Jeremy R. Nowak, Jeffrey T. Schlarbaum and Eric Singer;

2.
“FOR” the ratification of the selection of Crowe Horwath LLP as the independent registered public accounting firm of the Company for the fiscal year ending September 30, 2015; and

3.
“AGAINST” the approval, on a non-binding advisory basis, of the compensation paid to the Company’s named executive officers.

Q:
Why is Vintage soliciting your vote?

A:
Vintage believes that the challenges facing the Company call for directors with new ideas and open minds who are prepared to take bold action. To that end, Vintage has nominated seven highly experienced and respected individuals who it believes would, consistent with the best interests of the

Company, advocate for a thorough exploration of all pathways to deliver value to stockholders. Vintage believes that the Nominees have exceptional qualifications and will bring fresh, independent perspectives and insights to this essential review process. Vintage urges stockholders to support it in this effort by voting “FOR” the Nominees.
Additional information concerning the background of, and Vintage’s reasons for, this proxy solicitation is set forth under the captions “Background of this Proxy Solicitation” and “Reasons for this Proxy Solicitation,” respectively.
Q:
Who are the Nominees?

A:
The Nominees, Keith M. Butler, Charles P. Hadeed, Lynn J. Hartrick, Andrew M. Laurence, Jeremy R. Nowak, Jeffrey T. Schlarbaum and Eric Singer, are each highly qualified individuals with a diversity of experience. Several of the nominees have experience serving on the boards of directors of public companies or operational experience in the electronic contract manufacturing sector. The principal occupation and business experience of each Nominee is set forth under the caption “Proposal 1 — Election of Directors.”

Q:
Who can vote at the Annual Meeting?

A:
If you are a record or beneficial owner of shares of Common Stock as of the close of business on the Record Date, then you have the right to vote at the Annual Meeting.

Q:
How many shares of Common Stock must be voted in favor of the Nominees to elect them?

A:
Directors of the Company are elected by a plurality of all of the votes cast at the Annual Meeting, assuming a quorum is present. For this purpose, “plurality” means that the individuals receiving the greatest number of votes are elected as directors, up to the maximum number of directors to be elected.

The Company has disclosed that seven directors are standing for election at the Annual Meeting. Accordingly, at the Annual Meeting, the seven nominees who receive the greatest number of  “FOR” votes (among votes properly cast in person or by proxy) will be elected as directors for terms expiring at the 2016 Annual Meeting and until their respective successors have been duly elected and qualified. A signed proxy that withholds authority with respect to the election of any or all nominees will be counted for purposes of determining whether there is a quorum, but, with respect to any specific nominee, will not be considered to have been voted for such nominee. Broker non-votes, if any, are not considered votes cast and will result in the applicable nominee(s) receiving fewer “FOR” votes for purposes of determining the seven nominees receiving the most votes.
Q:
How many shares of Common Stock must be voted in favor of the other proposals that come before the Annual Meeting?

A:
With respect to any other proposal that properly comes before the Annual Meeting, assuming a quorum is present, such proposal will be approved if the holders of a majority of the stock represented and entitled to vote at the Annual Meeting vote “FOR” the proposal. Abstentions have the same effect as a vote “AGAINST” a proposal. Broker non-votes, if any, will be disregarded and have no effect on the outcome of the vote.

Q:
What should I do in order to vote for the Nominees and any other proposals?

A:
If you hold your shares of Common Stock of record in your own name, please authorize a proxy to vote by telephone, over the Internet or by signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope provided.

If your shares of Common Stock are held in “street name” in the name of a bank, brokerage firm, dealer, trust company or other nominee, only it can exercise your right to vote your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company or other nominee to ensure that a GOLD proxy card is submitted on your behalf. Please follow the instructions on the enclosed GOLD voting instruction form to provide voting instructions to your bank, brokerage firm, dealer, trust company or other nominee. If your bank, brokerage firm, dealer, trust company or other nominee provides for voting instructions to be delivered by the Internet or telephone, instructions will be included on the enclosed GOLD voting instruction form.
YOUR VOTE IS VERY IMPORTANT. If you do not plan to attend the Annual Meeting, Vintage encourages you to vote the enclosed GOLD proxy card TODAY so that your shares of Common Stock will be represented and voted in accordance with your instructions. Even if you plan to attend the Annual Meeting in person, Vintage recommends that you sign, date and return a GOLD proxy card so that your vote will be counted if you later decide not to attend the Annual Meeting.
Q:
Can I use the GOLD proxy card to vote for any of the Company’s nominees?

A:
No. Under the proxy rules, Vintage may only solicit proxies in support of the Nominees. If you wish to vote for other nominees, you will need to return the Company’s white proxy card or attend the Annual Meeting in person and vote by ballot.

Q:
How do proxies work?

A:
Giving Vintage your proxy means you authorize the proxy holders designated by Vintage to vote your shares of Common Stock at the Annual Meeting according to the directions that you provide. Whether or not you are able to attend the Annual Meeting, Vintage urges you to vote the enclosed GOLD proxy card TODAY. If you specify a choice with respect to any item by marking the appropriate box on the GOLD proxy card, the shares of Common Stock to which that proxy card relates will be voted in accordance with that specification. If no specification is made, the shares of Common Stock will be voted (i) “FOR” the election of the Nominees; (ii) “FOR” the ratification of the selection of Crowe Horwath LLP as the independent registered public accounting firm of the Company for the fiscal year ending September 30, 2015; (iii) “AGAINST” the approval, on a non-binding advisory basis, of the compensation paid to the Company’s named executive officers; and (iv) in the proxy holders’ discretion as to other matters that may properly come before the Annual Meeting.

Q:
What is the deadline for submitting proxies?

A:
Proxies can be submitted until the polls are closed at the Annual Meeting. However, to be sure that Vintage receives your proxy in time to utilize it, please provide your proxy as early as possible.

Q:
May I change my vote?

A:
Yes. Even after you have submitted your proxy, you may change your vote at any time by returning a later dated proxy card or voting at the Annual Meeting by ballot. Attendance at the meeting will not in and of itself constitute revocation of a proxy.

Q:
What should I do if I receive a WHITE proxy card from the Company?

A:
We urge you to discard any WHITE proxy card you receive from the Company. If you submit a GOLD proxy card, do not sign or return a WHITE proxy card solicited by the Company or follow any voting instructions provided by the Company unless you want to change your vote. Only your latest signed and dated proxy will count.

Q:
Whom should I contact if I have any questions about Vintage’s solicitation?

A:
Please call or write Innisfree M&A Incorporated, the firm assisting Vintage in its solicitation, at:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders call toll-free: (888) 750-5834
Banks and brokers call collect: (212) 750-5833
IMPORTANT
Your vote is important, no matter how many or how few shares of Common Stock you own.
VINTAGE RECOMMENDS THAT YOU VOTE FOR ALL OF THE NOMINEES.
Please vote each GOLD proxy card that you receive as each account must be voted separately.

ABOUT VINTAGE
VCM and its affiliates (including VOP) are value-oriented, operations-focused private and public equity investors specializing in the defense, manufacturing and consumer sectors with a 15-year track record of consistently successful returns.
Vintage is the Company’s largest stockholder and the beneficial owner of an aggregate of 710,960 shares of Common Stock, representing approximately 7% of the outstanding Common Stock.
BACKGROUND OF THIS PROXY SOLICITATION
Vintage began investing in the Company in May 2013 because it believed that the Common Stock was undervalued.
On February 13, 2014, VCM filed a statement on Schedule 13D with the Securities and Exchange Commission (the “SEC”) disclosing its beneficial ownership of an aggregate of 564,828 shares of Common Stock, or approximately 5.6% of the then-outstanding Common Stock.
On April 22, 2014, W. Barry Gilbert, the Company’s Chairman and Chief Executive Officer, met with a representative of VCM to discuss the Company. This meeting arose out of a request made by Mr. Nowak on February 19, 2014, to speak with Mr. Gilbert by telephone about the Company’s business and ways in which Vintage and the Company could work constructively toward maximizing stockholder value. In response to this request, Mr. Gilbert suggested an in-person meeting, which was ultimately held on this date. During the meeting, Messrs. Nowak and Gilbert were joined by Mr. Kahn, who, like Mr. Nowak, is a partner of VCM. Messrs. Nowak, Kahn and Gilbert discussed the Company’s strategy and plans for growth, as well as the composition of the Board. Mr. Gilbert refused to answer any questions posed by Messrs. Nowak or Kahn and stated that he could not provide any information other than what had already been publicly disclosed by the Company. At one point during the meeting, Mr. Kahn explored with Mr. Gilbert the possibility of the addition to the Board of a new director identified by Vintage.
On July 31, 2014, the Company announced the adoption of a stockholder rights plan (commonly known as a “poison pill”) that would be triggered upon the acquisition by any person or group of persons of 4.99% or more of the Common Stock, or if any person or group of persons that then owned 4.99% or more of the Common Stock acquires any additional shares of Common Stock. At the time of the adoption of the poison pill, based on publicly available information, Vintage was one of only two stockholders with ownership of more than 4.99% of the Common Stock, and Vintage believes that the poison pill was adopted primarily to prevent Vintage from increasing its ownership of Common Stock.
On August 14, 2014, VCM sent a letter to the Board that, among other things, expressed its disappointment with the Board’s decision to adopt a poison pill. VCM also filed an amendment to its Schedule 13D to disclose its beneficial ownership of an aggregate of 710,960 shares of Common Stock, representing approximately 7.1% of the then-outstanding Common Stock.
On October 2, 2014, Messrs. Kahn and Gilbert met at the request of Mr. Gilbert. During this meeting, Mr. Kahn again posed questions to Mr. Gilbert regarding the Company’s strategy and plans for growth. Mr. Gilbert again refused to answer any questions posed by Mr. Kahn. Mr. Gilbert warned Mr. Kahn that if any affiliates of Vintage were to serve on the Board, then Vintage might be restricted from trading in the Company’s securities because of the ongoing SEC investigation at the Company. Mr. Gilbert also told Mr. Kahn that if Vintage did not nominate director candidates at the Annual Meeting, then the Company might have an interest in acquiring API Technologies Corp. (“API”), another company in which Vintage is a significant stockholder. At one point during these discussions, Mr. Kahn proposed that the Company and VCM enter into a confidentiality agreement to allow the Company to share non-public information regarding the Company with VCM so that VCM could better understand the Board’s perspectives on the Company’s valuation.
Throughout October 2014, legal counsel to the Company and legal counsel to Vintage negotiated the terms of the confidentiality agreement. Once negotiations were substantially complete, Mr. Gilbert determined not to enter into the confidentiality agreement. Mr. Gilbert’s explanation was that it would be inappropriate for the Company to enter into a confidentiality agreement with a major stockholder.

On October 27, 2014, VOP delivered to the Company a formal notice of its nomination of the Nominees, as required by the Company’s bylaws. VCM also filed an amendment to its Schedule 13D to disclose the submission of the nomination notice.
On October 31, 2014, the Company confirmed the receipt of the nomination notice. The Company stated that it would “consider ... [the Nominees] in connection with its regular review of potential nominees for the” Board and indicated that it might ask the Nominees to meet with one or more members of the Company’s Nominating and Governance Committee as part of this “consideration” process.
On November 7, 2014, VCM sent a letter to Mr. Gilbert that, among other things, expressed VCM’s belief that the Company’s interview process would not be productive and detailed several reasons why, in VCM’s view, the Board is not focused on or capable of increasing stockholder value. VCM also filed an amendment to its Schedule 13D to disclose the letter.
On November 26, 2014, VOP filed this Proxy Statement.
REASONS FOR THIS PROXY SOLICITATION
Vintage believes the challenges facing the Company call for directors with new ideas and open minds who are prepared to take bold action. To that end, Vintage has nominated seven highly experienced and respected individuals who it believes would, consistent with the best interests of the Company, advocate for a thorough exploration of all pathways to deliver value to stockholders. Vintage would expect these pathways to include, but not be limited to, operational improvements, capital allocation and strategic transactions, including the possible sale of the Company. Vintage believes that the Nominees have exceptional qualifications and will bring fresh, independent perspectives and insights to this essential review process.
Vintage and the Nominees have no preconceived ideas about the best ways to improve the Company, and the Nominees, consistent with their fiduciary duties, will seek to find the best solutions to the problems facing the Company. Vintage believes that the Company’s ongoing challenges are primarily related to four factors:
1.
Poor capital allocation, such as the misguided acquisition of Southern California Braiding. More specifically, the Company spent $20 million to acquire Southern California Braiding only to later take a $14.2 million impairment charge due in part to annual sales at Southern California Braiding being significantly below the Company’s original expectations.

2.
Management changes that may have distracted the Company and impeded its ability to execute on its strategic plan. More specifically, two of the Company’s most senior executives, Mr. Schlarbaum (who is one of the Nominees) and Donald Doody, left their positions with the Company in the past two years. Vintage believes that Mr. Schlarbaum was instrumental in establishing the strategic priorities that allowed the Company to grow significantly during his tenure.

3.
Summarily ignoring offers to acquire the Company at a price that would have offered stockholders a significant premium and certain value. More specifically, during their meeting on October 2, 2014, Mr. Gilbert informed Mr. Kahn that the Company had previously received acquisition proposals at a premium to the prices paid by Vintage to acquire its stake in the Company. Mr. Gilbert refused to provide any additional details regarding these proposals, which the Company did not publicly disclose.

4.
Continued entrenchment efforts by the Board and management, including through the adoption of a poison pill with an extremely low 4.99% ownership trigger.

Vintage believes that the Nominees will take a fresh look at these and other challenges facing the Company with an eye toward improving stockholder value. In particular, Vintage believes that the Board should (a) conduct a comprehensive review of the Company’s management team to ensure that it has the right strategic priorities for the Company; (b) consider consolidating the Company’s operations into a unified structure to reduce redundancies and eliminate inefficiencies; (c) pay down debt; and (d) reduce costs. Vintage has not discussed with the Nominees any particular actions that they might take or support if elected to the Board. If elected, Vintage expects its nominees to take actions that are in the best interests of the Company and its stockholders.

Vintage urges stockholders to vote “FOR” the Nominees.
PROPOSAL 1 — ELECTION OF DIRECTORS
The Company has disclosed that seven directors are standing for election at the Annual Meeting. Accordingly, at the Annual Meeting, the seven nominees who receive the greatest number of  “FOR” votes (among votes properly cast in person or by proxy) will be elected as directors for terms expiring at the 2016 Annual Meeting and until their respective successors have been duly elected and qualified. Vintage is seeking your support at the Annual Meeting to elect the Nominees, Keith M. Butler, Charles P. Hadeed, Lynn J. Hartrick, Andrew M. Laurence, Jeremy R. Nowak, Jeffrey T. Schlarbaum and Eric Singer.
The Nominees have furnished the following information regarding their principal occupations and certain other matters. The ages of the nominees are given as of November 1, 2014. Each of the nominees is a citizen of the United States of America.
Keith M. Butler, age 56, has been the Chief Operating Officer of RxSafe LLC, a pharmacy automation equipment company, since April 2014. From October 2013 to April 2014, Mr. Butler pursued personal interests. From September 2010 to October 2013, Mr. Butler was Executive Vice President of Operations for OnCore Manufacturing Services, LLC, an electronic contract manufacturer (“OnCore”). From August 2007 to September 2010, Mr. Butler was Executive Vice President and General Manager of the San Diego division of OnCore. In 1979, Mr. Butler founded Verified Technical Corporation, a manufacturer of high quality through hole and surface mount technology assemblies (“Veritek”), and served as its President until 1997, when he sold Veritek to REMEC, Inc. (“REMEC”). From 1997 to July 2005, Mr. Butler served as the President of REMEC’S Global Electronic Manufacturing Services (“EMS”) division and in 2005, Mr. Butler purchased the San Diego based EMS division from REMEC and renamed it Veritek Manufacturing Services (“Veritek Manufacturing”), a company designed to provide turnkey manufacturing solutions to customers in the western United States. Shortly thereafter, Mr. Butler acquired two additional manufacturing sites and merged Veritek Manufacturing with Nu Visions Manufacturing, LLC to form OnCore. Mr. Butler served as the President of Veritek Manufacturing from July 2005 to December 2007.
Vintage believes that Mr. Butler will bring to the Board extensive operational experience in the contract manufacturing sector. Mr. Butler’s past and present service as a founder and executive of several contract manufacturing companies provides him with significant experience and insight into the Company’s operations.
Mr. Butler serves as a member of VCM’s Strategic Advisory Board. In the past, he provided consulting services to API on a short-term basis for a discrete project.
Charles P. Hadeed, age 64, is the Chairman of the Board of Transcat, Inc., a provider of accredited calibration and compliance services and distributor of professional grade handheld test, measurement and control instrumentation (“Transcat”). Mr. Hadeed served as Transcat’s Executive Chairman from July 2013 until June 2014, as its Chief Executive Officer from April 2007 to July 2013 and as its President from May 2006 to September 2012. Mr. Hadeed also served as Transcat’s Chief Operating Officer from October 2004 to November 2011. Mr. Hadeed joined Transcat in April 2002 as Vice President of Finance and Chief Financial Officer, a role he served in until May 2006. Prior to Transcat, Mr. Hadeed most recently served as Vice President-Healthcare Ventures Group with Henry Schein Inc. Prior to that, he served as Group Vice President-Operations at Del Laboratories Inc., and in various executive positions during a 20-year career at Bausch & Lomb Incorporated. Mr. Hadeed also served on the Board of Directors of Rochester Rehabilitation Center, Inc., Rehabilitation Enterprises, Inc., Rehabilitation Philanthropies, Inc. and Center Information Services, Inc. until March 2014. Mr. Hadeed is a Certified Public Accountant and holds a B.S. in accounting from Syracuse University.
Vintage believes that Mr. Hadeed’s extensive general management and financial experience will be valuable addition to the Board.
Lynn J. Hartrick, age 67, has been the President and Owner of Business Leadership Professionals, LLC, an executive coaching and business advisory firm, since April 2010. From January 2007 to April 2010, Mr. Hartrick was the sole proprietor of Coyote Consulting, LLC, which provided contracted interim chief executive officer services. Prior to that, Mr. Hartrick was Managing Partner of Vitalwork, a management consulting firm. Before that, Mr. Hartrick worked for 26 years in multiple senior roles at Rochester Telephone Corporation, including roles in operations, personnel, construction, engineering, customer service and commercial operations. He has served as a member of the Board of Directors of Genesee Hospital, General Hospital and Rochester Mental Health. Mr. Hartrick holds a B.A. from Mount Union College and an M.B.A from the University of Rochester.
Vintage believes that Mr. Hartrick’s executive and leadership experience will make him a valuable addition to the Board.
Andrew M. Laurence, age 40, is a partner at VCM. Mr. Laurence joined VCM in January 2010 and is responsible for all aspects of VCM’s transaction sourcing, due diligence and execution. Mr. Laurence has served as Corporate Secretary of API since January 2011 and served as API’s Vice President of Finance and Chief Accounting Officer from January 2011 to June 2011. From 2008 to January 2010, Mr. Laurence was a Partner at Coral Reef Capital Partners, a merchant banking firm making control and structured equity investments and providing strategic mergers and acquisition and capital raising advisory services. Before that, Mr. Laurence was the Managing Partner of Causeway Partners. Previously, Mr. Laurence spent seven years at Triumph Capital and its successor, Washington & Congress Managers. Mr. Laurence began his career at Bowles Hollowell Conner & Co., a boutique mergers and acquisitions advisory firm purchased by First Union Corp. Mr. Laurence serves on the Board of Directors of Energes, LLC, an oilfield services company. Mr. Laurence holds a B.A. in economics from Harvard University.
Vintage believes that Mr. Laurence’s experience investing in, growing and improving companies will make him a valuable addition to the Board.
Jeremy R. Nowak, age 39, is a partner at VCM, and is currently responsible for VCM’s business development, transactional due diligence and trading execution. Mr. Nowak joined KCM, a predecessor to VCM, in September 2006 and joined VCM in July 2010. Prior to joining VCM, Mr. Nowak worked at B. Riley and Company, a small cap and research based brokerage firm, where he served as Director of Institutional Sales and spearheaded the establishment of the firm’s New York office. Mr. Nowak began his career with Tarpon Scurry Investments, a boutique investment bank, in March 1997. Mr. Nowak holds a B.A. in business administration from the University of Florida. Mr. Nowak holds a Series 63, Series 7, Series 4 and Series 24 license.
Vintage believes that Mr. Nowak’s financial and investment experience will make him a valuable addition to the Board.
Jeffrey T. Schlarbaum, age 48, is a private investor. From June 2013 to June 2014, Mr. Schlarbaum served as Chief Operations Officer for LaserMax, Inc., a manufacturer of laser gun sights for law enforcement and the shooting sports community. From February 2013 to June 2013, Mr. Schlarbaum pursued personal interests. From October 2010 to February 2013, Mr. Schlarbaum served as the Company’s President. Prior to that, Mr. Schlarbaum served as the Company’s Executive Vice President and President of Contract Manufacturing from October 2008 to October 2010, Executive Vice President from November 2006 to October 2008, and Vice President, Sales & Marketing from May 2004 to November 2006. Prior to this, Mr. Schlarbaum served in senior management roles with various contract manufacturing companies. Mr. Schlarbaum holds a B.B.A. from National University and an M.B.A from Pepperdine University.
Vintage believes that Mr. Schlarbaum’s experience as a senior executive of the Company provides him with extensive knowledge of the operating history of the Company, as well as general management and operational experience. Mr. Schlarbaum will bring valuable industry perspective to the Board.
On February 25, 2013, Mr. Schlarbaum and the Company entered into a Supplemental Salary Continuation and Non-Competition Agreement and Release of Claims (the “Supplemental Agreement”), which modified Mr. Schlarbaum’s pre-existing obligations under his Salary Continuation and Non-Competition Agreement with the Company, effective as of October 1, 2010 (the “Prior Agreement”). As part of the Prior Agreement and the Supplemental Agreement, Mr. Schlarbaum became entitled to receive (a) one year’s salary; (b) specified health insurance coverage for up to 18 months subject to his not having obtained alternative employment with health insurance coverage; and (c) modifications to the vesting conditions for 5,000 shares of unvested restricted stock awarded to him on November 6, 2009, to permit vesting, contingent upon compliance with the terms of the Supplemental Agreement. Mr. Schlarbaum and the Company mutually agreed to end their relationship due to a disagreement over executive succession at the Company.

Eric Singer, age 40, is the Chairman of Vertex Capital Advisors, LLC, which he founded in May 2014. From March 2012 to May 2014, Mr. Singer served as a co-managing member of Potomac Capital Management III, L.L.C., the general partner of Potomac Capital Partners III, L.P., and Potomac Capital Management II, L.L.C., the general partner of Potomac Capital Partners II, L.P. Previously, Mr. Singer served as an advisor to Potomac Capital Management, L.L.C. and its related entities since May 2009. From July 2007 to April 2009, Mr. Singer was a senior investment analyst at Riley Investment Management. He managed private portfolios for Alpine Resources, LLC from January 2003 to July 2007. Mr. Signer has been a director of Meru Networks, Inc., a Wi-Fi network solutions company, since January 2014. Mr. Singer served as a director of PLX Technology, Inc., a semiconductor company, from December 2013 until its sale to Avago Technologies Limited in August 2014. Mr. Singer served as Chairman of the Board of Sigma Designs, Inc., a semiconductor company, from January 2013 until December 2013, and was a director from August 2012 until December 2013. From August 2008 until its sale in February 2010, Mr. Singer served as a director of Zilog Corporation, a semiconductor company. Mr. Singer holds a B.A. from Brandeis University.
Vintage believes that Mr. Singer brings to the Board significant experience as a director at public companies, as well as significant financial analysis and investment experience.
VINTAGE URGES YOU TO VOTE FOR THE ELECTION OF THE NOMINEES, KEITH M. BUTLER, CHARLES P. HADEED, LYNN J. HARTRICK, ANDREW M. LAURENCE, JEREMY R. NOWAK, JEFFREY T. SCHLARBAUM AND ERIC SINGER, ON THE ENCLOSED GOLD PROXY CARD TODAY.

If all of the Nominees are not elected, it is possible that the Nominees will not constitute a majority of the Board. In that instance, the Nominees will not alone be able to cause the Company to take any action. However, the Nominees expect to be able to actively engage other Board members in full discussion of the issues facing the Company and resolve them together. By utilizing their respective experiences and working constructively with the other Board members, the Nominees believe that they can effect positive change at the Company.
There can be no assurance that if any of the Nominees are elected any other members of the Board who are not the Nominees will serve with such Nominees.
Except as set forth in this Proxy Statement, Vintage believes that each Nominee is independent within the meaning of the rules of NYSE MKT and is not currently affiliated with the Company or any of its subsidiaries. Consequently, Vintage believes that if the Nominees are elected, a majority of the directors will be independent within the meaning of the rules of NYSE MKT and there will be a sufficient number of independent directors to serve on the Board’s Audit Committee, Compensation Committee and Nominating and Governance Committee. If the Nominees are elected, the composition of the Board’s committees will be determined by the Board.
Each of the Nominees has consented to being named as a nominee in this Proxy Statement and to serve as a director of the Company if elected. Vintage does not expect that any of the Nominees will be unable to stand for election to the Board or to serve as a director if elected. In the event that a vacancy in Vintage’s slate of nominees should occur unexpectedly (including because any Nominee is unable to serve or for good cause will not serve), VOP may appoint a substitute candidate that it selects and the shares of Common Stock represented by the enclosed GOLD proxy card will be voted for such substitute nominee. If VOP appoints a substitute nominee, it will make a filing with the SEC that (i) identifies any such substitute nominee; (ii) discloses that such substitute nominee has consented to being named in this Proxy Statement, as supplemented, and to serve as a director of the Company if elected; and (iii) includes the information with respect to such substitute nominee required to be disclosed under the SEC’s proxy rules. In the event that the Company refuses to permit a substitute nominee as contemplated by this paragraph by reason of the Company’s bylaws or otherwise, Vintage reserves the right to challenge such bylaws or the application of such bylaws to such substitute nominee or take other action in an appropriate legal proceeding.
VOP reserves the right to nominate additional nominees if the Company (i) purports to increase the number of directorships; or (ii) makes or announces any changes to the Company’s bylaws or takes or announces any other action that that purports to have, or if consummated would purport to have, the effect of disqualifying any of the Nominees. To the extent that the Company proposes to put up for election more than seven nominees at the Annual Meeting, VOP reserves the right to nominate an equal number of additional persons, which VOP believes would be an available remedy under Delaware law in response to any attempt by the Company to interfere with the voting rights of the Company’s stockholders. Additional nominations made pursuant to the foregoing are without prejudice to the position of VOP that any attempt to change the size of the Board or disqualify any of the Nominees or any substitute or additional alternate nominees through amendments to the Company’s bylaws or otherwise would constitute unlawful manipulation of the Company’s corporate machinery. If VOP appoints an additional nominee, it will make a filing with the SEC that (i) identifies any such additional nominee; (ii) discloses that such additional nominee has consented to being named in this Proxy Statement, as supplemented, and to serve as a director of the Company if elected; and (iii) includes the information with respect to such additional nominee required to be disclosed under the SEC’s proxy rules. VOP reserves the right to challenge any action by the Company that has, or if consummated would have, the effect of disqualifying any Nominee or substitute or additional nominee.
To the extent only seven directorships are up for election at the Annual Meeting, VOP will use proxies solicited only to vote for the Nominees (or any substitute nominee, as described above). If VOP substitutes a nominee or proposes an additional nominee, VOP will make the filings with the SEC described above. Only then will the shares of Common Stock represented by the enclosed GOLD proxy card be voted for any substitute nominee or additional nominee.
If elected, the Nominees, together with the other directors of the Company, will be responsible for managing the business and affairs of the Company. Each director of the Company has an obligation to comply with his or her fiduciary duties under Delaware law. It is possible that circumstances may arise in which the interests of Vintage, on the one hand, and the interests of other stockholders of the Company, on the other hand, may differ. In that case, Vintage expects the Nominees to fully discharge their fiduciary obligations to the Company and its stockholders under Delaware law.
The Nominees will not receive any compensation from Vintage for their services as directors of the Company if elected. Each of the Nominees, if elected, will be entitled to receive from the Company compensation paid by the Company to its non-employee directors. The compensation currently paid by the Company to its non-employee directors is described in the Company’s revised preliminary proxy statement filed with the SEC on December 9, 2014 (the “Company Proxy Statement”).
PROPOSAL 2 — RATIFICATION OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM
As discussed in further detail in the Company’s proxy statement, the Audit Committee of the Board has appointed Crowe Horwath LLP as the Company’s independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ending September 30, 2015. The Company is submitting the appointment of Crowe Horwath LLP for ratification by the stockholders at the Annual Meeting.
Additional information regarding this proposal is contained in the Company Proxy Statement.
Vintage is not making any recommendation on this proposal. Vintage intends to vote its shares of Common Stock “FOR” this proposal.
PROPOSAL 3 — NON-BINDING RESOLUTION TO APPROVE THE COMPENSATION PAID TO THE COMPANY’S NAMED EXECUTIVE OFFICERS
As discussed in further detail in the Company Proxy Statement, and as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Company has proposed a non-binding resolution to approve the compensation of the Company’s named executive officers as described in the Company Proxy Statement. This is often referred to as a “say-on-pay” vote, and provides stockholders with the ability to cast a vote with respect to the Company’s 2014 executive compensation programs and policies and the compensation paid to the named executive officers as disclosed in the Company Proxy Statement. This advisory vote on executive compensation is not binding on the Board.

Additional information regarding this proposal is contained in the Company Proxy Statement.
Vintage is not making any recommendation on this proposal. Vintage intends to vote its shares of Common Stock “AGAINST” this proposal.
VOTING AND PROXY PROCEDURES
Securities Entitled to Vote
Based on information publicly disclosed by the Company, the shares of Common Stock constitute the only class of outstanding voting securities of the Company. Accordingly, only holders of shares of Common Stock as of the close of business on the Record Date are entitled to vote at the Annual Meeting. Each share of Common Stock entitles its holder to one vote. There are no cumulative voting rights. The Company has disclosed that 10,135,129 shares of Common Stock were outstanding and entitled to vote as of the close of business on the Record Date. If you are a stockholder of record as of the Record Date, you will retain your right to vote at the Annual Meeting even if you sell your shares of Common Stock after the Record Date.
Quorum
The presence, in person or by proxy, of holders of a majority of the capital stock issued and outstanding and entitled to vote at the Annual Meeting is necessary to constitute a quorum. Your shares of Common Stock will be counted toward the quorum only if you submit a valid proxy (or one is submitted on your behalf by your bank, brokerage firm, dealer, trust company or other nominee) or if you vote in person by ballot at the Annual Meeting. Abstentions, broker non-votes and votes withheld will be counted toward the quorum requirement. If a quorum is not present or represented at the Annual Meeting, a majority of the stockholders entitled to vote at the Annual Meeting, present in person or represented by proxy, may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented.
Vote Required
Directors of the Company are elected by a plurality of all the votes cast at the Annual Meeting, assuming a quorum is present. For this purpose, “plurality” means that the individuals receiving the greatest number of votes are elected as directors, up to the maximum number of directors to be elected. The Company has disclosed that seven directors are standing for election at the Annual Meeting. Accordingly, at the Annual Meeting, the seven nominees who receive the greatest number of  “FOR” votes (among votes properly cast in person or by proxy) will be elected as directors for terms expiring at the 2016 Annual Meeting and until their successors have been duly elected and qualified. A signed proxy that withholds authority with respect to the election of any or all nominees will be counted for purposes of determining whether there is a quorum, but, with respect to any specific nominee, will not be considered to have been voted for such nominee. Broker non-votes, if any, are not considered votes cast and will result in the applicable nominee(s) receiving fewer “FOR” votes for purposes of determining the seven nominees receiving the most votes.
By voting using the enclosed GOLD proxy card, you will only be able to vote for the Nominees. If you wish to vote for a different slate of nominees, you will need to attend the Annual Meeting in person and vote by ballot. If your shares of Common Stock are held in “street name” in the name of a bank, brokerage firm, dealer, trust company or other nominee, you will not be able to vote in person by ballot at the Annual Meeting unless you have previously requested and obtained a “legal proxy” from your bank, brokerage firm, dealer, trust company or other nominee and present it at the Annual Meeting.
With respect to any other proposal that properly comes before the Annual Meeting, assuming a quorum is present, such proposal will be approved if the holders of a majority of the stock represented and entitled to vote at the Annual Meeting vote “FOR” the proposal. Abstentions have the same effect as a vote “AGAINST” a proposal. Broker non-votes, if any, will be disregarded and have no effect on the outcome of the vote.

Pursuant to applicable SEC rules, the Company is required to announce the preliminary or final voting results within four business days of the Annual Meeting by means of a Current Report on Form 8-K filed with the SEC.
Voting by Proxy
Please authorize a proxy to vote by telephone, over the Internet or by signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope provided TODAY.
If you hold your shares of Common Stock in more than one account, you will receive a GOLD proxy card for each account. To ensure that all of your shares of Common Stock are voted, please sign, date and return the GOLD proxy card for each account.
YOUR VOTE IS VERY IMPORTANT. If you do not plan to attend the Annual Meeting, Vintage encourages you to vote the enclosed GOLD proxy card today so that your shares of Common Stock will be represented and voted in accordance with your instructions. Even if you plan to attend the Annual Meeting in person, Vintage recommends that you vote your GOLD proxy card so that your vote will be counted if you later decide not to attend the Annual Meeting.
The enclosed GOLD proxy card may be signed only by holders of record of shares of Common Stock on the Record Date. If you were a stockholder of record as of the close of business on the Record Date, you will retain your voting rights at the Annual Meeting even if you sell some or all of your shares of Common Stock after the Record Date. Accordingly, it is important that you vote all of the shares of Common Stock held by you on the Record Date, or grant a proxy to vote your shares of Common Stock on the enclosed GOLD proxy card, even if you sell some or all of your shares of Common Stock after the Record Date.
If you are a beneficial owner of shares of Common Stock held in “street name” in the name of a bank, brokerage firm, dealer, trust company or other nominee, these proxy materials are being forwarded to you by your bank, brokerage firm, dealer, trust company or other nominee. As a beneficial owner, you must instruct your broker, trustee or nominee how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.
If you are a beneficial owner of shares of Common Stock held in “street name” and do not provide voting instructions to your bank, brokerage firm, dealer, trust company or other nominee, your shares of Common Stock will not be voted on any proposal on which your bank, brokerage firm, dealer, trust company or other nominee does not have or does not exercise discretionary authority to vote, such as a non-routine matter for which you do not provide voting instructions. This is referred to as a “broker non-vote.” Vintage believes that due to the contested nature of the election at the Annual Meeting, all of the matters to be voted on at the Annual Meeting are considered non-routine. Accordingly, banks, brokerage firms, dealers, trust companies and other nominees will be unable to exercise discretionary voting authority with respect to any of the proposals to be voted on at the Annual Meeting.
Depending upon your bank, brokerage firm, dealer, trust company or other nominee, you may be able to vote either by toll-free telephone or via the Internet. Please refer to the enclosed GOLD voting instruction form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed GOLD voting instruction form.
Because a beneficial owner is not the stockholder of record, if you wish to vote your shares of Common Stock in person by ballot at the Annual Meeting, you must obtain a “legal proxy” from the bank, brokerage firm, dealer, trust company or other nominee that holds your shares of Common Stock.

IMPORTANT
Regardless of how many shares of Common Stock you own, your vote is very important. Please vote by telephone, over the Internet or by signing, dating and returning the enclosed GOLD proxy card.
Please vote each GOLD proxy card that you receive as each account must be voted separately.
Do not return any WHITE proxy card that you may receive from the Company, even as a protest vote. If you have already submitted a WHITE proxy card, it is not too late to change your vote. To revoke your prior proxy and change your vote, simply sign, date and return the enclosed GOLD proxy card in the postage-paid envelope provided. Only your latest signed and dated proxy will be counted.
Attending the Annual Meeting
You are entitled to attend the Annual Meeting if you are a stockholder of record as of the close of business on the Record Date.
If you are a beneficial owner of shares of Common Stock held in “street name” in the name of a bank, brokerage firm, dealer, trust company or other nominee, your name will not appear in the Company’s register of stockholders. Those shares of Common Stock are held in the name of your bank, brokerage firm, dealer, trust company or other nominee on your behalf. In order for you to attend the Annual Meeting, you must bring a letter or account statement showing that you beneficially own the shares of Common Stock held by your bank, brokerage firm, dealer, trust company or other nominee. To ensure that your shares of Common Stock are voted at the Annual Meeting, you should promptly give instructions to your bank, brokerage firm, dealer, trust company or other nominee to ensure that a GOLD proxy card is submitted on your behalf.
Please refer to the Company Proxy Statement for additional information about attending the Annual Meeting, including any requirements to gain admission to the Annual Meeting.
Revocation of Proxies
If you are a record owner of shares of Common Stock as of the close of business on the Record Date and have mailed a proxy card to the Company, you may revoke that card before it is voted at the Annual Meeting by mailing a signed GOLD proxy card bearing a date later than the proxy card that you delivered to the Company either to Vintage in care of Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022, or to such address as the Company may provide. Only your latest signed and dated proxy will count and will serve as a revocation of any prior proxy submitted. Proxies may also be revoked at any time prior to being voted at the Annual Meeting by: (i) attending the Annual Meeting and voting in person by ballot (attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy); or (ii) delivering a written notice of revocation. A written revocation may be in any form validly signed by the record holder or an authorized agent of the record holder as long as it clearly states that the proxy previously given is no longer effective. A written notice of revocation may be delivered either to Vintage in care of Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022, or to such address as the Company may provide. Although a revocation is effective if delivered to the Company, Vintage requests that you mail or deliver either the original or a copy of any revocation to Vintage in care of Innisfree M&A Incorporated at the address above. Vintage may contact stockholders who have revoked their proxies.
If your shares of Common Stock are held in “street name” in the name of a bank, brokerage firm, dealer, trust company or other nominee and you wish to revoke a proxy card, you must return a later dated proxy to your bank, brokerage firm, dealer, trust company or other nominee. Only your latest signed and dated proxy will count. You may also revoke a proxy at any time before it is voted at the Annual Meeting by attending the Annual Meeting and voting in person by ballot (attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy). You will also need to obtain a “legal proxy” from the bank, brokerage firm, dealer, trust company or other nominee that holds your shares of Common Stock in order to vote in person by ballot at the Annual Meeting.
By submitting your proxy to Vintage by signing and dating the enclosed GOLD proxy card, you are revoking all prior proxies that you have previously given with respect to the Annual Meeting.

SOLICITATION OF PROXIES
The initial solicitation of proxies by mail may be supplemented by telephone, fax, email, newspapers and other publications of general distribution, through the Internet, other electronic communication and personal solicitation by Vintage and the persons listed on Annex A who are “participants” in the solicitation of proxies. No additional compensation for soliciting proxies will be paid to such participants for their proxy solicitation efforts.
Vintage has retained Innisfree M&A Incorporated (“Innisfree”) for solicitation and advisory services in connection with the solicitation of proxies, for which Innisfree is to receive a fee of up to $[•]. Up to [•] people may be employed by Innisfree in connection with the solicitation of proxies. Vintage has also agreed to reimburse Innisfree for out-of-pocket expenses and to indemnify Innisfree against certain liabilities and expenses, including reasonable legal fees and related charges. Innisfree will solicit proxies from individuals, banks, brokerage firms, dealers, trust companies, other nominees and other institutional holders.
Vintage’s expenses related to the solicitation of proxies are currently estimated to be approximately $[•], of which approximately $[•] has been incurred to date. Such costs include, among other things, expenditures for attorneys, public relations advisors, proxy solicitors, printing, advertising, postage and other miscellaneous expenses and fees. The entire expense of soliciting proxies by or on behalf of Vintage is being borne by Vintage. Bank, brokerage firms, dealers, trust companies and other nominees will be requested to forward solicitation materials to beneficial owners of shares of Common Stock. Vintage will reimburse banks, brokerage firms, dealers, trust companies and other nominees for their reasonable expenses for sending solicitation material to beneficial owners.
To the extent legally permissible, if successful in the election of one or more of the Nominees, Vintage currently intends to seek reimbursement from the Company for the costs of this solicitation. Vintage does not currently intend to submit the question of such reimbursement to a vote of the stockholders of the Company.
CERTAIN EFFECTS OF THIS PROXY SOLICITATION
Based on information publicly disclosed by the Company, some of the Company’s compensation arrangements are affected by a “Change in Control,” including certain changes in the composition of the Board, as follows:
•
The Company’s stockholder approved 2001 Stock Option and Incentive Plan (“2001 Plan”) and 2010 Omnibus Incentive Compensation Plan (“2010 Plan”) each contain provisions related to a “Change in Control” of the Company. As defined in the 2001 Plan and 2010 Plan, a Change in Control occurs if the election of at least two-thirds of the directors was not approved by a majority of the incumbent directors (or, in the case of the 2010 Plan, was approved as a result of an actual or threatened proxy contest with respect to election of directors). Thus, if two or more Nominees are elected, a Change in Control will be deemed to occur. The participant restricted stock award agreements under the 2001 Plan and the 2010 Plan include provisions for immediate lapse of all restrictions on shares of restricted stock upon the occurrence of a Change in Control. As of December 1, 2014, there were 302,248 unvested shares of restricted stock, with an aggregate value of  $1,644,229.12 based upon the $5.44 closing price of the Company’s shares on that date. The participant stock option award agreements under the 2001 Plan provide that options may, in the Compensation Committee’s discretion, be vested and exercisable, or terminated subject to an equitable payment. The participant stock option award agreements under the 2010 Plan provide for vesting of unvested stock options, possible immediate exercise or termination subject to an equitable payment. On December 1, 2014 there were 99,500 unvested stock options, of which 55,000 had an exercise price below $5.44. The aggregate intrinsic value (the difference between the exercise price of the unvested stock options and $5.44) of these 55,000 options was $68,190.

•
The Company has a Deferred Compensation Plan (“Deferred Plan”) pursuant to which executive employees may elect to defer salary or bonus earned in a particular year to be paid out on later date specified by the employee. As defined in the Deferred Plan, a Change in Control occurs if the election of a majority of the directors was not approved by two-thirds of the incumbent directors. Thus, if four or more of the Nominees are elected, a Change in Control will be deemed to occur.

Upon a Change in Control, payment obligations to the participants are accelerated and the entire deferred compensation account of participants are paid to them within ten days in a lump sum. Mr. Gilbert is currently the only participant in the Deferred Plan. If a Change in Control for purposes of the Deferred Plan had occurred on December 1, 2014, Mr. Gilbert would have been entitled to a payment of approximately $682,000.
•
The Company has an employment agreement with Mr. Gilbert. The agreement provides that a Change in Control is defined as provided in Section 409A of the Internal Revenue Code (including if the election of a majority of the directors was not approved by a majority of the incumbent directors). Thus, if four or more of the Nominees are elected, a Change in Control will be deemed to occur. If a Change in Control occurs during the Transition Term (as defined in the Company Proxy Statement), then Mr. Gilbert’s salary and benefits for the remainder of the Transition Term are payable in an immediate lump sum. Additionally, if Mr. Gilbert is terminated without Cause (as defined in the Company Proxy Statement) or terminates his employment for Good Reason (as defined in the Company Proxy Statement) after a Change in Control, Mr. Gilbert will continue to receive the Advisory Term (as defined in the Company Proxy Statement) payments to which he otherwise would have been entitled. Any provisions in Mr. Gilbert’s restricted stock agreements providing for forfeiture upon termination of employment also are waived and to the extent not yet vested, 50% of the remaining restricted stock will vest on each of the first and second anniversaries of his termination date. The various payments to which Mr. Gilbert may become entitled in the foregoing circumstances are quantified in the Company Proxy Statement.

•
The Company has an employment agreement with Michael T. Williams, its Chief Financial Officer. The agreement provides that a Change in Control occurs if the election of at least two-thirds of the directors was not approved by a majority of the incumbent directors. Thus, if two or more members of the Nominees are elected, a Change in Control will be deemed to occur. After a Change in Control, if Mr. Williams is terminated by the Company without cause, or Mr. Williams terminates his employment for any reason, he is entitled to receive twelve months of salary continuation. His salary effective January 1, 2015, will be $205,000 per year.

•
The Company has a Salary and Non-Competition Agreements with Brett E. Mancini, its Vice President, Business Development and Engineering Solutions, and two other employees. The agreements provide that a Change in Control occurs if the election of at least two-thirds of the directors was not approved by a majority of the incumbent directors. Thus, if two or more of the Nominees are elected, a Change in Control will be deemed to occur. Within the twelve months after a Change in Control, if the applicable employee is terminated by the Company without cause or the employee terminates his or her employment for any reason, then the employee is entitled to receive salary continuation for a period between six and 12 months, varying by employee. The aggregate of all potential salary continuation payments at salary rates effective January 1, 2015, is approximately $393,000.

The terms of the 2001 Plan, the 2010 Plan and the Deferred Plan may allow the Board, following the occurrence of a Change in Control, to elect to not permit the acceleration described above. At this time, neither Vintage nor the Nominees believe that it would be appropriate to allow the election of the Nominees to constitute a Change in Control for purposes of the 2001 Plan, the 2010 Plan or the Deferred Plan, and the Nominees have advised Vintage that, if elected, they intend to take appropriate action to prevent that from happening (to the extent that it is within their control), including voting to determine not to permit any acceleration under the 2001 Plan, the 2010 Plan or the Deferred Plan.

OTHER MATTERS
Miscellaneous
Except as set forth in this Proxy Statement, Vintage is not aware of any other proposals to be considered at the Annual Meeting. However, if Vintage learns of any other proposals made a reasonable time before the Annual Meeting, Vintage will either supplement this Proxy Statement and provide stockholders with an opportunity to vote by proxy directly on such matter or will not exercise discretionary authority with respect thereto. If other proposals are made thereafter, the persons named as proxies on the GOLD proxy card will vote such proxies in their discretion on such proposals.
Interests of Participants in this Proxy Solicitation
This proxy solicitation is being conducted by Vintage. Information in this Proxy Statement and in Annex A about certain other persons listed on Annex A who are “participants” in the solicitation of proxies by Vintage was provided by that participant.
Important Notice Regarding the Availability of Proxy Materials of Vintage for the Annual Meeting of Stockholders of IEC Electronics Corp. to be held on Wednesday, January 28, 2015:
This Proxy Statement and the GOLD proxy card are available at http://[•].
Certain Information Regarding the Company
Based on information publicly disclosed by the Company, the Company’s principal executive office is located at 105 Norton Street, Newark, NY 14513.
The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is required to file reports, proxy statements and other information with the SEC. Reports, proxy statements and other information filed by the Company with the SEC may be inspected at, and copies may be obtained from, the public reference facilities maintained at the SEC at 100 F Street, N.E., Washington, DC 20549. Copies of such material can also be obtained upon written request addressed to the SEC, Public Reference Section, 100 F Street, N.E., Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains a website (www.sec.gov) where reports, proxy and information statements and other information regarding issuers and others that file electronically with the SEC may be obtained free of charge.
Vintage has omitted from this Proxy Statement certain disclosure required by applicable law to be included in the Company Proxy Statement in reliance on Rule 14a-5(c) of the Exchange Act. Such disclosure includes (i) interests of certain persons in matters to be acted upon, other than Vintage and the Nominees; (ii) voting securities and principal holders thereof, other than Vintage and the Nominees; (iii) information regarding directors and executive officers, other than the Nominees; and (iv) compensation of directors and executive officers (including Mr. Schlarbaum during his service as an executive of the Company). Please refer to the Company Proxy Statement for such information. Except as otherwise stated in this Proxy Statement, the information in this Proxy Statement concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information. Although Vintage does not have any knowledge that any statement contained in this Proxy Statement is untrue, Vintage does not take any responsibility, except to the extent imposed by law, for the accuracy or completeness of statements taken from public documents and records that were not prepared by or on behalf of Vintage, or for any failure by the Company to disclose events that may affect the significance or accuracy of such information.
Stockholder Proposals For the 2016 Annual Meeting
The Company Proxy Statement discloses the following information related to the submission of stockholder proposals for the Company’s 2016 Annual Meeting of Stockholders (the “2016 Annual Meeting”):

14In accordance with the provisions of Rule 14a-8(e) of the Exchange Act, proposals of stockholders intended to be presented at the 2016 Annual Meeting must be received by August 21, 2015, to be eligible for inclusion in the Company’s proxy statement and form of proxy for that meeting.
If a stockholder desires to nominate a candidate for election to the Board, such stockholder must submit the nomination in compliance with the Company’s bylaws not later than October 29, 2015.
Other stockholder proposals not made in accordance with the provisions of Rule 14a-8 must be submitted to the Board in compliance with the Company’s bylaws not later than October 29, 2015.
Please refer to the Company Proxy Statement for additional information on these matters.
FORWARD-LOOKING STATEMENTS
This Proxy Statement may contain certain statements that are “forward looking” in nature, and stockholders should be aware that any such forward-looking statements are only predictions and subject to risks and uncertainties that exist in the business environment that could render actual outcomes and results materially different from that predicted. In some cases, such forward-looking statements may be identified by terminology such as “may,” “will,” “could,” “should,” “plans,” “expects,” “intends” or “believes” or the negative of such terms or other comparable terminology. You should not place undue reliance on any such statements, and any forward-looking statements made in this Proxy Statement are qualified in their entirety by these cautionary statements. There can be no assurance that the actual results or developments anticipated by Vintage will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company or its business, operations or financial condition. Except to the extent required by applicable law, Vintage undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.
OTHER INFORMATION
This Proxy Statement is dated [•], 2014. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to stockholders shall not create any implication to the contrary.
YOUR PROMPT ACTION IS IMPORTANT. VINTAGE URGES YOU TO VOTE THE ENCLOSED GOLD PROXY CARD TODAY.
[•], 2014
VINTAGE OPPORTUNITY PARTNERS LP

ANNEX A
CERTAIN INFORMATION CONCERNING THE PARTICIPANTS IN THE SOLICITATION
Under applicable SEC rules and regulations, the Nominees and certain other persons are “participants” with respect to Vintage’s solicitation of proxies. The following sets forth certain information about the persons and entities who are participants. Each natural person who is a participant is a citizen of the United States of America.
Certain Information Concerning the Nominees
There are no material legal proceedings in which any of the Nominees or any of their associates is a party adverse to the Company or any of its subsidiaries, or proceedings in which such Nominees or associates have a material interest adverse to the Company or any of its subsidiaries. There are no family relationships among the Nominees or between any of the Nominees and any director or executive officer of the Company.
Except as disclosed in this Proxy Statement, none of the Nominees has been involved in any legal proceedings in the preceding ten years described in Item 401(f) of Regulation S-K promulgated under the Exchange Act (“Regulation S-K”). Except as disclosed in this Proxy Statement, there are no arrangements or understandings between any of the Nominees and any other party pursuant to which any such Nominee was or is to be selected as a director or nominee. Except as disclosed in this Proxy Statement, none of the Nominees nor any of their associates has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from, or in respect of, services rendered on behalf of the Company, or is subject to any arrangement described in Item 402 of Regulation S-K.
The following table sets forth the names and business addresses of the Nominees, as well as the names and principal business addresses of the corporation or other organization in which the principal occupations or employment of the Nominees is carried on. The principal occupations or employment of the Nominees are set forth under the caption “Proposal 1 — Election of Directors.”
Name	Business Address
Keith M. Butler	RxSafe LLC 800 N. Twin Oaks Valley Road, Suite 101 San Marcos, CA 92069
Charles P. Hadeed	c/o Vintage Capital Management, LLC 4705 S. Apopka Vineland Road, Suite 210 Orlando, FL 32819
Lynn J. Hartrick	c/o Vintage Capital Management, LLC 4705 S. Apopka Vineland Road, Suite 210 Orlando, FL 32819
Andrew M. Laurence	Vintage Capital Management, LLC 4705 S. Apopka Vineland Road, Suite 210 Orlando, FL 32819
Jeremy R. Nowak	Vintage Capital Management, LLC 4705 S. Apopka Vineland Road, Suite 210 Orlando, FL 32819
Jeffrey T. Schlarbaum	c/o Vintage Capital Management, LLC 4705 S. Apopka Vineland Road, Suite 210 Orlando, FL 32819
Eric Singer	Vertex Capital Advisors, LLC 825 Third Avenue, 33rd Floor New York, NY 10022

Other Participants
The following individuals are also participants in Vintage’s solicitation of proxies.
Name	Occupation	Business Address
Brian R. Kahn	Partner of VCM	Vintage Capital Management, LLC 4705 S. Apopka Vineland Road, Suite 210 Orlando, FL 32819
Indemnification Agreements with Certain Participants
VCM has entered into substantially identical indemnity and nominee letter agreements (the “Nominee Agreements”) with the Nominees pursuant to which it has agreed to indemnify the Nominees, to the fullest extent permitted by Delaware and other applicable law, against, and to hold the Nominees harmless from, any and all liabilities, losses, claims, damages, suits, actions, judgments and reasonable costs and expenses actually incurred by the Nominees (including reasonable and documented attorneys’ fees and expenses) (collectively, “Losses”) asserted against, resulting from, imposed upon, or incurred or suffered by such Nominees, directly or indirectly, based upon, arising out of or relating to (a) serving as a nominee of VCM and its affiliates; (b) being a “participant in a solicitation” (as defined in the rules and regulations under the Exchange Act) in connection with the solicitation of proxies by VCM and its affiliates; and (c) being otherwise involved in the solicitation of proxies by VCM and its affiliates. However, VCM is not obligated to indemnify the Nominees for (i) any action taken or omission by the Nominees or on their behalf that occurs subsequent to certification of the results relating to the solicitation of proxies by VCM and its affiliates or such earlier time as any such Nominee is no longer a serving as a nominee of VCM; or (ii) any actions taken or inactions by the Nominees as a director of the Company, if the Nominees are elected. In addition, VCM is not obligated to indemnify the Nominees to the extent of any Losses that (A) arise out of any materially inaccurate written information supplied by the Nominees or on their behalf for inclusion in any filings made with any federal or state governmental agency, including any materials related to the solicitation of proxies by VCM and its affiliates; or (B) are found in a final judgment by a court, not subject to further appeal, to have resulted from bad faith or willful misconduct on the part of the Nominees. Finally, VCM has agreed to reimburse the Nominees for their reasonable and documented out-of-pocket expenses (including travel expenses) directly related to their participation in any solicitation of proxies by VCM and its affiliates.
Information Concerning VOP, VCM and Their Affiliates
VOP is a Delaware limited partnership. The principal address of VOP is 4705 S. Apopka Vineland Road, Suite 210, Orlando, FL 32819. The principal business of VOP is to purchase, sell, trade and invest in securities.
VCM is a Delaware limited liability company. The principal address of VCM is 4705 S. Apopka Vineland Road, Suite 210, Orlando, FL 32819. The principal business of VCM is to purchase, sell, trade and invest in securities.
VCM serves as investment adviser to investment funds and managed accounts, including VOP (collectively, the “Accounts”), and may be deemed to have beneficial ownership over the shares of Common Stock held for the Accounts.
KCM is a Delaware limited liability company. KCM, as a member and the majority owner of VOP and VCM, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by VOP, and may be deemed to be the indirect beneficial owner of such shares. KCM disclaims beneficial ownership of such shares for all other purposes.
Messrs. Kahn, Laurence and Nowak are managers of each of VOP, VCM and KCM. Each may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by VOP, and may be deemed to be the indirect beneficial owner of such shares. Messrs. Kahn, Laurence and Nowak each disclaim beneficial ownership of such shares for all other purposes.

Information Regarding Ownership of Common Stock by the Participants
The Nominees have beneficial ownership of shares of Common Stock as set forth in the table below. No associates of the Nominees beneficially own any shares of Common Stock. None of the participants or any of their respective associates owns any shares of Common Stock of record that such person or entity does not own beneficially. None of the participants or any of their respective associates beneficially own any other securities of the Company.
Name	Number of Shares of Common Stock
Keith M. Butler	—
Charles P. Hadeed	—
Lynn J. Hartrick	—
Brian R. Kahn	710,960(1)
Andrew M. Laurence	710,960(2)
Jeremy R. Nowak	710,960(3)
Jeffrey T. Schlarbaum	4,900(4)
Eric Singer	104,651(5)

(1)
Mr. Kahn may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by VOP. Mr. Kahn disclaims such beneficial ownership.

(2)
Mr. Laurence may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by VOP. Mr. Laurence disclaims such beneficial ownership.

(3)
Mr. Nowak may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by VOP. Mr. Nowak disclaims such beneficial ownership.

(4)
Mr. Schlarbaum owns the shares of Common Stock jointly with his spouse.

(5)
Mr. Singer may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by Vertex Capital Advisors, LLC. Mr. Singer disclaims such beneficial ownership.

Transactions in the Company’s Securities by the Participants
During the two years prior to October 27, 2014, the participants purchased or sold the following securities of the Company. Except as disclosed in this Proxy Statement, none of the purchase price or market value of the securities listed below is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities. The shares of Common Stock acquired by VOP were obtained using its investment capital. Mr. Schlarbaum used his own assets to acquire the shares of Common Stock that he beneficially owns, which are held in one or more non-margin brokerage accounts. The shares of Common Stock that may be deemed to be beneficially owned by Mr. Singer were acquired using the investment capital of Vertex Capital Advisors, LLC.
Transactions by VOP
Date of Transaction	Number of Shares	Nature of Transaction
05/20/13	50,000	(1)
06/10/13	27,500	(1)
06/11/13	51,600	(1)
06/11/13	114,466	(1)
06/12/13	18,934	(1)
06/13/13	12,500	(1)
06/18/13	1,100	(1)

Date of Transaction	Number of Shares	Nature of Transaction
06/18/13	6,400	(1)
06/21/13	1,500	(1)
06/26/13	7,500	(1)
07/02/13	15,000	(1)
07/02/13	3,500	(1)
07/03/13	500	(1)
07/10/13	14,500	(1)
07/11/13	7,500	(1)
10/24/13	50,000	(1)
12/23/13	3,600	(1)
12/26/13	8,000	(1)
12/27/13	1,324	(1)
12/30/13	15,000	(1)
01/23/14	6,576	(1)
01/24/14	3,000	(1)
02/03/14	14,175	(1)
02/04/14	90,000	(1)
02/04/14	2,100	(1)
02/05/14	23,500	(1)
02/06/14	2,900	(1)
02/07/14	9,653	(1)
02/12/14	2,500	(1)
05/22/14	1,500	(1)
05/22/14	21,400	(1)
05/27/14	52,445	(1)
06/24/14	7,267	(1)
06/26/14	15,578	(1)
06/27/14	47,942	(1)

(1)
Open market purchase of shares of Common Stock.

Keith M. Butler
Date of Transaction	Number of Shares	Nature of Transaction
—	—	—
Charles P. Hadeed
Date of Transaction	Number of Shares	Nature of Transaction
—	—	—
Lynn J. Hartrick
Date of Transaction	Number of Shares	Nature of Transaction
—	—	—

Brian R. Kahn
Mr. Kahn may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by VOP. Mr. Kahn disclaims such beneficial ownership.
Andrew M. Laurence
Mr. Laurence may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by VOP. Mr. Laurence disclaims such beneficial ownership.
Jeremy R. Nowak
Mr. Nowak may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by VOP. Mr. Nowak disclaims such beneficial ownership.
Jeffrey T. Schlarbaum
Date of Transaction	Number of Shares	Nature of Transaction
10/21/2013	(2,000)	(1)
10/21/2013	(4,000)	(1)
10/22/2013	(8,000)	(1)
10/22/2013	(6,000)	(1)
10/23/2013	(2,300)	(1)
10/24/2013	(4,000)	(1)
10/25/2013	(4,400)	(1)
10/25/2013	(3,700)	(1)
10/28/2013	(5,000)	(1)
10/29/2013	(3,245)	(1)
10/30/2013	(1,655)	(1)
10/31/2013	(2,000)	(1)
11/01/2013	(121)	(1)
11/04/2013	(1,179)	(1)
11/05/2013	(2,000)	(1)
11/06/2013	(1,300)	(1)
11/07/2013	(3,300)	(1)
11/08/2013	(2,400)	(1)
11/11/2013	(1,700)	(1)
11/12/2013	(1,300)	(1)
11/13/2013	(3,800)	(1)
11/14/2013	(4,870)	(1)
11/15/2013	(1,930)	(1)
11/18/2013	(4,500)	(1)
11/19/2013	(5,300)	(1)
11/20/2013	(20,000)	(1)
11/21/2013	(3,000)	(1)
11/22/2013	(500)	(1)
11/26/2013	(9,000)	(1)
11/27/2013	(3,700)	(1)
11/29/2013	(700)	(1)

Date of Transaction	Number of Shares	Nature of Transaction
12/02/2013	(1,100)	(1)
12/03/2013	(100)	(1)
12/05/2013	(100)	(1)
12/06/2013	(6,200)	(1)
12/09/2013	(200)	(1)
12/10/2013	(900)	(1)
12/11/2013	(400)	(1)
12/12/2013	(100)	(1)
12/13/2013	(500)	(1)
12/18/2013	(242)	(1)
01/03/2014	(200)	(1)
03/31/2014	(2,650)	(1)
04/01/2014	(1,100)	(1)
04/02/2014	(11,000)	(1)
04/03/2014	(5,000)	(1)
04/04/2014	(3,550)	(1)
04/07/2014	(400)	(1)
04/08/2014	(800)	(1)
04/09/2014	(2,000)	(1)
04/10/2014	(9,000)	(1)
04/11/2014	(14,500)	(1)
04/24/2014	(1,000)	(1)
04/25/2014	(800)	(1)
05/01/2014	(26)	(1)
05/27/2014	(17,000)	(1)
05/30/2014	(3,000)	(1)
06/02/2014	(374)	(1)
06/03/2014	(400)	(1)
06/04/2014	(200)	(1)
06/06/2014	(1,400)	(1)
06/10/2014	(261)	(1)
06/11/2014	(139)	(1)
06/16/2014	(91)	(1)
06/18/2014	(400)	(1)
06/23/2014	(21,500)	(1)
06/24/2014	(15,409)	(1)
06/26/2014	(17,058)	(1)
06/27/2014	(31,000)	(1)
09/16/2014	(100)	(1)
09/16/2014	(100)	(1)

(1)
Open market sale of shares of Common Stock.

Eric Singer
Mr. Singer may be deemed to indirectly beneficially own the shares of Common Stock listed below beneficially owned by Vertex Capital Advisors, LLC. Mr. Singer disclaims such beneficial ownership.
Date of Transaction	Number of Shares	Nature of Transaction
08/15/2014	45,700	(1)
08/18/2014	24,900	(1)
08/21/2014	7,800	(1)
08/26/2014	3,800	(1)
09/04/2014	1,300	(1)
09/05/2014	4,400	(1)
09/08/2014	6,200	(1)
09/09/2014	5,800	(1)
10/02/2014	3,600	(1)
10/10/2014	1,151	(1)

(1)
Open market purchase of shares of Common Stock by Vertex Capital Advisors, LLC.

Miscellaneous Information Concerning the Participants
Except as described in this Annex A or in this Proxy Statement, neither any participant nor any of his respective associates or affiliates (together, the “Participant Affiliates”) (i) is either a party to any transaction or series of transactions since October 1, 2013, or has knowledge of any currently proposed transaction or series of proposed transactions, (a) to which the Company or any of its subsidiaries was or is to be a participant; (b) in which the amount involved exceeds $120,000; and (c) in which any participant or Participant Affiliate had, or will have, a direct or indirect material interest; or (ii) has a substantial interest, direct or indirect, by security holdings or otherwise, in any matter presently expected by Vintage to be acted upon at the Annual Meeting. Furthermore, except as described in this Annex A or this Proxy Statement, no participant or Participant Affiliate (i) directly or indirectly beneficially owns any securities of the Company or any securities of any subsidiary of the Company, or (ii) has had any relationship with the Company in any capacity other than as a stockholder.
Except as described in this Annex A or in this Proxy Statement, no participant or Participant Affiliate has entered into any agreement or understanding with any person with respect to any future employment by the Company or any of its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.
Except as described in this Annex A or in this Proxy Statement, there are no contracts, arrangements or understandings by any participant or Participant Affiliate since October 27, 2013, with any person with respect to any securities of the Company, including, but not limited to, the transfer or voting of such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies, consents or authorizations.
Each of Vintage and the Nominees may be deemed to have an interest in the election of the Nominees directly or indirectly through the record or beneficial ownership of shares of Common Stock or the Nominee Agreements. The Nominees may be deemed to have an interest in their election to the Board by virtue of the compensation and indemnification that they will, or will be entitled to, receive from the Company if elected as directors.
Messrs. Laurence and Nowak are partners of VCM. Through its affiliates, VCM is a significant stockholder of API, and Mr. Kahn serves as the Chairman of its Board of Directors. API is a designer and manufacturer of high performance systems, subsystems, modules and components for technically demanding RF, microwave, millimeter wave, electromagnetic, power, and security applications. Various businesses of API may at times compete with the Company. Other than in their capacities as partners of

VCM, Messrs. Laurence and Nowak have no involvement with API or its operations. If elected to the Board, each of Messrs. Laurence and Nowak would owe fiduciary duties to the Company and its stockholders, including the duty to keep information confidential that they learn in connection with their service as directors. Vintage expects Messrs. Laurence and Nowak to fully comply with their fiduciary duties if elected to the Board. Vintage does not believe that its investment in API and its investment in the Company present any conflicts of interest.
Except as described in this Annex A or in this Proxy Statement, there are no arrangements, agreements or understandings between or among the participants or between or among participants and any other persons or entities in connection with the election of the Nominees, and none of the participants will receive additional compensation from Vintage in connection with the election of the Nominees.
Except as described in this Annex A or in this Proxy Statement, there are no material proceedings in which the Nominees or any of their respective associates is a party adverse to the Company or any of its subsidiaries, or material proceedings in which such Nominee or associate has a material interest adverse to the Company or any of its subsidiaries.
Except as described in this Annex A or in this Proxy Statement, (i) no occupation or employment is or was carried on by any Nominee with the Company or any corporation or organization which is or was a parent, subsidiary or other affiliate of the Company; and (ii) none of the Nominees has ever served on the Board.
Except as described in this Annex A or in this Proxy Statement, there are no family relationships between any Nominee and any director or executive officer of the Company.
During the Company’s last fiscal year, none of the Nomination Participants was the beneficial owner of more than 10% of any class of equity securities of the Company.
Except as described in this Annex A or in this Proxy Statement, there are no relationships or dealings between the Nominees and the Company or any of its subsidiaries, affiliates, directors, officers or agents.

IMPORTANT
Please review this Proxy Statement and the enclosed materials carefully. YOUR VOTE IS VERY IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES OF COMMON STOCK YOU OWN.

1.
If hold your shares of Common Stock of record in your own name, please authorize a proxy to vote by telephone, over the Internet or by signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope provided.

2.
If your shares of Common Stock are held in “street name” in the name of a bank, brokerage firm, dealer, trust company or other nominee, only it can exercise your right to vote your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company or other nominee to ensure that a GOLD proxy card is submitted on your behalf. Please follow the instructions on the enclosed GOLD voting instruction form to provide voting instructions to your bank, brokerage firm, dealer, trust company or other nominee. If your bank, brokerage firm, dealer, trust company or other nominee provides for voting instructions to be delivered by the Internet or telephone, instructions will be included on the enclosed GOLD voting instruction form.

3.
If you have previously signed and returned a WHITE proxy card to the Company, you have every right to change your vote. Only your latest signed and dated proxy card will be counted. You may revoke any proxy card already sent to the Company by signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope provided. Any proxy may be revoked at any time prior to the Annual Meeting by delivering a written notice of revocation or a later dated proxy for the Annual Meeting or by voting in person by ballot at the Annual Meeting. Attendance at the Annual Meeting will not in and of itself constitute a revocation.

4. After voting the enclosed GOLD proxy card, do not sign or return a WHITE proxy card unless you intend to change your vote. Only your latest signed and dated proxy will be counted.
If you have any questions concerning this Proxy Statement, would like to request additional copies of this Proxy Statement or need help voting your shares of Common Stock, please contact:
Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, NY 10022
Stockholders call toll-free: (888) 750-5834 Banks and brokers call collect: (212) 750-5833

PRELIMINARY FORM OF PROXY CARD — SUBJECT TO COMPLETION PLEASE VOTE TODAY! SEE REVERSE SIDE FOR THREE EASY WAYS TO VOTE.TO VOTE BY MAIL PLEASE DETACH PROXY CARD HERE AND SIGN, DATE AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDEDFORM OF PROXY CARD —  GOLD 2015 ANNUAL MEETING OF STOCKHOLDERSIEC ELECTRONICS CORP.THIS PROXY IS SOLICITED BY VINTAGE OPPORTUNITY PARTNERS LP (“VOP”) AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF IEC ELECTRONICS CORP.The undersigned stockholder of IEC Electronics Corp., a Delaware corporation (the “Company”), hereby constitutes and appoints Brian R. Kahn, Jeremy R. Nowak and Scott S. Winter, and each of them, as proxies, each with full power of substitution, and hereby authorizes each of them to represent and to vote, as designated on the reverse side of this proxy, all of the shares of common stock, par value $.01 per share, of the Company registered in the name of the undersigned at the 2015 Annual Meeting of Stockholders of the Company to be held at9:00 a.m., local time, on Wednesday, January 28, 2015 at the Company’s offices located at 105 Norton Street, Newark, New York 14513 and at any adjournments, postponements or other delays thereof and at any special meeting that may be called in lieu thereof  (the “Annual Meeting”).UNLESS OTHERWISE SPECIFIED, THIS PROXY WILL BE VOTED (i) “FOR” THE ELECTION OF KEITH M. BUTLER, CHARLES P. HADEED, LYNN J. HARTRICK, ANDREW M. LAURENCE, JEREMY R. NOWAK, JEFFREY T. SCHLARBAUM AND ERIC SINGER; (ii) “FOR” THE RATIFICATION OF THE SELECTION OF CROWE HORWATH LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING SEPTEMBER 30, 2015; AND (iii) “AGAINST” THE APPROVAL, ON A NON-BINDING ADVISORY BASIS, OF THE COMPENSATION PAID TO THE COMPANY’S NAMED EXECUTIVE OFFICERS.This proxy revokes all prior proxies given by the undersigned with respect to the Annual Meeting.YOUR VOTE IS VERY IMPORTANT. PLEASE VOTE YOUR PROXY TODAY.(continued, and to be signed and dated, on the reverse side)

YOUR VOTE IS IMPORTANT! Please take a moment now to vote your shares of the Company’s common stock for the upcoming Annual Meeting . PLEASE REVIEW THE PROXY STATEMENT AND VOTE TODAY IN ONE OF THREE WAYS: 1. Vote by Telephone—Please call toll-free in the U.S. or Canada at 1-XXX-XXX-XXXX, on a touch-tone telephone. If outside the U.S. or Canada, call 1-XXX-XXX-XXXX. Please follow the simple instructions. You will be required to provide the unique control number printed below. OR 2. Vote by Internet—Please access https://www.proxyvotenow.com/[•], and follow the simple instructions. Please note you must type an “s” after http. You will be required to provide the unique control number printed below. You may vote by telephone or Internet 24 hours a day, 7 days a week.Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you had signed, dated and returned a proxy card. OR 3. Vote by Mail—If you do not wish to vote by telephone or over the Internet, please sign, date and return the GOLD proxy card in the postage-paid envelope provided, or mail to: Vintage Opportunity Partners LP, c/o Innisfree M&A Incorporated, FDR Station, P.O. Box [____], New York, NY 10150-____. TO VOTE BY MAIL PLEASE DETACH PROXY CARD HERE AND SIGN, DATE AND
RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED PLEASE MARK VOTES AS IN THIS EXAMPLE: VOP RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” ALL OF VOP’S NOMINEES LISTED IN PROPOSAL 1. PROPOSAL 1—Election of Directors 1. To elect VOP’s nominees to serve as members of the Company’s Board of Directors until the Company’s 2016 Annual Meeting of Stockholders and until their respective successors have been duly elected and qualified. Nominees: (01) Keith M. Butler (02) Charles P. Hadeed FOR ALL WITHHOLD FOR ALL FOR ALL EXCEPT (03) Lynn J. Hartrick (04) Andrew M. Laurence (05) Jeremy R. Nowak (06) Jeffrey T. Schlarbaum (07) Eric Singer INSTRUCTIONS: if applicable, to withhold authority to vote for any individual nominee(s), mark the “FOR ALL EXCEPT” box and write the name(s) of the excepted nominee(s) in the space below. Your shares of common stock will be voted “FOR” the remaining nominees.

VOP MAKES NO RECOMMENDATION ON PROPOSAL 2. PROPOSAL 2—Ratification of Independent Registered Public Accounting Firm 2. Ratification of the selection of Crowe Horwath LLP as the independent registered public accounting firm of the Company for the fiscal year ending September 30, 2015. FOR AGAINST ABSTAIN VOP MAKES NO RECOMMENDATION ON PROPOSAL 3. PROPOSAL 3—Non-Binding Resolution to Approve the Compensation Paid to the Company’s Named Executive Officers 3. To approve, on a non-binding advisory basis, the compensation paid to the Company’s named executive officers. FOR AGAINST ABSTAIN THIS PROXY IS VALID ONLY WHEN SIGNED. Dated: ______________________, 20__ Printed Name of Stockholder Signature of Stockholder (title, if any) Signature of Stockholder (if held jointly) Please sign exactly as your name or names appear on the stock certificate or on the attached label. If shares of common stock are held jointly, each stockholder should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or authorized officer. If a partnership, please sign in partnership name by authorized person. PLEASE PROMPTLY SIGN, DATE AND RETURN THIS GOLD PROXY CARD IN THE
POSTAGE-PAID ENVELOPE PROVIDED.